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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER, 2001

                         COMMISSION FILE NUMBER 0-29103

                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)

                                 NOT APPLICABLE
                 (Translation of registrant's name into English)

                              REPUBLIC OF SINGAPORE
                 (Jurisdiction of incorporation or organization)

                      5 YISHUN STREET 23, SINGAPORE 768442
                                  (65) 755-5885
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X         Form 40-F
                                   ---                 ---

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes                No X
                                  ---              ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
                                Not applicable.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                            ST Assembly Test Services Ltd

                            By:/s/ Tan Lay Koon
                               ---------------------------------------------
                               Name:   Tan Lay Koon
                               Title:  Chief Financial Officer
                               Date:   October 29, 2001